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                                                           Exhibit 99.1(A)(5)(b)

                          REDUCED CHARGES ENDORSEMENT

United Investors Life Insurance Company agrees to waive or reduce the charges listed below on Policies that have been sold to: (a) employees or sales representatives of United Investors or its affiliates; or (b) individuals or groups of individuals where the sale of the Policy results in savings of administrative or commission expenses.

The following charges, as described on Pages 3B and 3C of the Policy, will be waived or reduced:

     1.  the Premium Expense Charges;

     2.  the Current Administrative Expense Charge; and

     3.  the Administrative and Sales Surrender Charges.



                    UNITED INVESTORS LIFE INSURANCE COMPANY

                           /s/ Anthony L. McWhorter
                                   President